Filed by Medtronic, Inc. (SEC File No.: 001-07707)
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Covidien plc
Form S-4 File No.: 333-197406
Date: August 22, 2014

Transcript from a Town Hall Meeting held on 8/22/2014

OMAR ISHRAK: I think this set of slides is really just going back to Covidien and describing the acquisition itself, and as you may have heard in the earnings call, or in the shareholders call that I did yesterday and in all previous other messaging around Covidien, I’ve always said that, look, we started this whole thought process around Covidien with a mission, and if the trans—if we hadn’t satisfied ourselves that Covidien, the acquisition of Covidien and the integration of Covidien into Medtronic would not help us accelerate the mission, we would not have done this. This is not for tax and all these things; if it didn’t fit our mission, we would not have done this, and we took the time to go through each of these tenets and make sure that the acquisition of Covidien helped us either stay consistent with the tenet or, in fact, accelerate it.

And now, when I do town halls with the Covidien employees, you know, I start with a slide. There’s lots of things that we’ve got to do with Covidien where we’ve got to be like equals. They’ve got lots of things that we don’t have. It’s complementary kind of acquisition where we want to maintain their market presence, their product know-how, their technical know-how, their geographic presence and all of that. But the one thing that is a non-negotiable from the very first dinner I had with Joe Almeida to always, is the name, which is Medtronic; now it’s PLC instead of Inc., but its Medtronic and the mission. Those are non-negotiables, and they’re not there for artwork. They’re there because we understand it, we follow it, we mean it, and so I just want to make that clear to everybody that that’s absolutely genuine, and it’s something that the Executive Committee spent time debating and really making sure that Covidien—that the acquisition of Covidien fits our mission and accelerates it.

The breadth I talked about, but truly it gives of access to a whole series of new areas, and that’s why this is so exciting. It’s exciting because of—from a mission perspective, for a start we need—we address more patients. In all these areas where we don’t have a presence, we don’t touch those patients and now we will. And, it’s exciting for a whole bunch of other reasons from a strategic purpose, which I’ll get to in a minute, but this broadening of our portfolio really helps us.

Again, these are three main—three initiatives, and the second thing we did after satisfying ourselves in general terms that it fits our mission was does it affect—help our strategies? Does it help accelerate our growth? What kind of business do we get with Covidien? Can we afford it? And this was a starting point of going through that analysis. So if you do, look at therapy innovation, it’s very clear, there are three areas where therapy innovation will be accelerated, and the first is certainly one that is very clear and distinct; it’s the drug-coated balloon, and it is a product that needs a sales channel, and the peripheral vascular platform that Covidien has is one which needs a product like that to accelerate their own strategic growth plans. Our own strategic growth plans with the drug-coated balloon needs a peripheral vascular platform, and through this we can do it.

So, peripheral vascular integration is the first area where our growth will be accelerated and Covidien’s growth will be accelerated, and so our strat plans from baseline will be accelerated. The same is true in neuroscience. Neurovascular is an area where we don’t have any presence. We wanted to have a presence; we were looking for companies to buy. Well, we just—Covidien has a neurovascular franchise which has got really good technology. Putting that together with the rest of our neuroscience strategy will accelerate our growth in that area, will accelerate their growth in that area. It’s a bit of the flip of the peripheral vascular; here we have the sales channel and they have the product and vice versa in the peripheral vascular area.

Second, you know, we’ve got all kinds of adjacencies in surgical technologies. You know, we have power, energy and imaging and navigation and monitoring. They have also advanced energy but really different kinds of tools as I’ve gone and seen these products. But they also have a whole set of other types of surgical tools which are used in general surgery like sutures and staplers and so on, which we don’t have, and in surgery you use our power tools and so on, but you also use those tools, and so suddenly, at a given call point, we have a lot more things that we can add. And so, again, in surgical area—in surgical technologies and their surgical solutions, the two together in that whole area of surgery, whether it’s general surgery or specific surgery to certain procedures, we really get an extension of our breadth.

And then, finally, Covidien has some early stage therapies where we don’t have any presence in at all, and those therapies, when we apply our clinical expertise, not only will help us use some extra capacity we may have in between our major clinical trials and apply them to Covidien, but it’ll accelerate the market adoption of these technologies. So, in new therapies there’s no question. I mean, these we can go through any length of cascaded detail and these are solid, solid sort of strategic benefits.

In terms of globalization, I usually like to make three very simple points. First, just our size together, $3.7 billion in emerging markets, growing in the double digits. That’s exciting. That gives us an infrastructure cost, which becomes lower on a per dollar basis because of our size, and it allows us to approach and go into new markets more easily. Second, Covidien has an R&D and manufacturing infrastructure in emerging markets much bigger than ours. So, that gives us a potential acceleration of our value products and gives us a presence in those countries which we can use with local governments to come up with partnerships in more countries such as the ones that we are looking at that we just did in China and there will be many others because we have a much bigger set of assets to kind of work with as we talk to governments and providers in emerging markets.

And third, Covidien’s types of technologies help hospitals in a general way, our technologies are very patient specific and their adoption takes more time. The way I like to talk about that is that when you put in one of our technologies, not only do you have to train the patient—train the physician and build the infrastructure like a cardiologist in a cath lab, but we also have to go find the patient because just training the doctor in the cath lab and making a cath lab is not enough, you need very specific types of patients who need that therapy, and that requires referral chain development, it requires patient awareness creation. That’s what we have to do.

Covidien needs to train the physicians, needs to help with the infrastructure, but patients are already there because they do general surgery. So things like staplers and sutures and so on, you don’t have to find a cardiac patient for that, it’s like any patient who needs surgery, and so their immediate introduction to emerging markets is much earlier than ours. So, through that we can build an initial footprint with providers in emerging markets much earlier, and then we can come in with our much later stage and much more kind of specific therapies on those platform and go much more quickly. So that’s the last area in emerging markets where we see value with Covidien.

The third area is—third strategic initiative is our economic value, our moving more towards value-based healthcare, and here we can go through lots of specific details, but in the end, the majority of Covidien’s technologies, like I said earlier, are within the hospital; the tools that make hospitals more efficient, that makes operating rooms more efficient. The majority of our therapies have benefits outside the hospital. So, a patient gets a pacemaker or whatever, the benefit happens well after the patient leaves the hospital. With Covidien, it happens during the procedure itself. The procedure is safer, easier, faster and so on, and the hospital gets the benefit. In our case, you know, those things are not really impacted—they’re impacted a little bit, but mostly the benefit is when the patient leaves the hospital and feels better and doesn’t have to go back to a hospital for a variety of reasons. So, again, you put these two things together and you get a complementary solution set that’s very comprehensive, and there’s no other company who has this kind of breadth.

So with that, I’m now going to ask Geoff to come over and talk about integration, and as you know, Geoff was announced as integration leader, I don’t know, a month or so ago and he’s really into this and making lots of progress. Go ahead Geoff.

GEOFF MARTHA: All right, thank you Omar. I just have a couple of slides, and unlike Luanne, there’s no test coming in September, and my last slide is the cheat sheet. Even though there’s no test, the cheat sheet where you can get more information on the integration.

So, look, first of all, Omar talked a lot about Covidien, I’m not going to rehash all of that. Happy to talk about it in the Q&A, but I thought it would be helpful to talk about the strategy for the integration and how we’re going about that because we are well on our way of integration planning. So, prior to the close date of the transaction, which we anticipate to be late December, maybe January, we’ve got—myself and a team inside of Medtronic and my counterpart at Covidien, his name is Bill Burke, and he’s got a team, integration, we’re doing a lot of planning; planning for that day 1 through day 100 and into the future, and I just want to talk you to a little bit about how we’re thinking because there’s lots of work streams; I’m not going to bore you will all of that. But four simple things, and this is really in priority order as we sit here today.

The first is just preserve, and I think you’ve hear Omar talk about this in the past is, look, this a situation where you have Medtronic, and as Omar pointed out, we’ve made a lot of progress over the last couple years and the company’s in great shape, and quite frankly, on a roll. You see that reflected in some of our performance, you see it reflected in our stock price, investor sentiment, employee sentiment – the company’s on a roll.

Also, Covidien has been on somewhat of a seven year roll, since they’ve spun out of Tyco they have been—they’ve executed very well and have a great reputation in the market with customers, with investors, and again, they’re very much on a roll. So the idea here is this transaction, and Omar talked about some of the strategic benefits of it, we can’t take—either company can’t take a step back. This integration can’t get in the way of the progress that each company has, so that’s rule number one, and every decision we make has that in mind. And we are—there will be change, you can see on the far right there talking about change versus disruption; there’s no doubt there’ll be change, but we’re really trying to mitigate the disruption because there’s a big difference between change and disruption.

The second is optimize. As we bring—as we go from a $17 billion revenue company in Medtronic and you add a $10 billion revenue company with Covidien, $27 billion, that’s a big company, and as we bring the company together there’s areas for—that we can optimize and get more efficient and you’ll see below we plan to use some of these efficiencies, some of those cost takeout opportunities to invest in growth.

But the second piece here is as we bring it together we do need to look for areas of efficiency, taking out costs, there’s—and I see Mike Hedge is in the crowd here, he’s a big part of the integration team here as our CIO, Chief Technology Officer, there’s huge opportunities, for example, in IT, just to give one example, where Covidien doesn’t have a set of big systems, they don’t have SAP, for example, so just pulling a lot of their businesses on to SAP, a huge efficiency and cost takeout. There’s opportunity—as you go through each functional area, each region, we see opportunities like that that we feel, if managed properly, will—there will be change but not disruption and actually could help both companies in terms of their growth opportunities. So where are the opportunities to take out some costs, and maybe in some cases even improve the service delivery that the functions provide the businesses?

That leads me to the third point here, is accelerate, and Omar pointed out there’s lots of opportunities to accelerate the growth of both companies. The simplest examples are some of the ones that he already pointed out where we have a big—with surgical technologies, a big ENT sales force, very big, and they have products at Covidien that would fit nicely into that sales force. Vice versa, they have a much bigger surgery sales force than we do and we have products like PEAK and Salient that would—that their sales force would very much like to get their hands on and be able to offer to their customers. So things like that, there’s joint R&D opportunities, there’s opportunities all around the world in different businesses and so what we’re—what we really need to do is kind of pull these opportunities in, group them and really vet them in terms of which ones have the lowest risk and the highest upside and then prioritize and invest in some of these opportunities, and that’s something we’re doing right away; and some of these will take effect within the early days of close.

And then finally transform. This isn’t about transforming Medtronic or Covidien because that’s going to happen no matter what we do here, but this about transforming healthcare, and we think some of the new business models that we’ve been experimenting with in Europe like the cath lab outsourcing and in the U.S. here with patient management, disease management with Cardiocom. And Covidien has certain things like that they’ve outsourced some ORs and they have some very interesting ideas. We think we can really get at the—within the developed world, some of the inefficiencies that exist in healthcare and the emerging markets, some real access issues that go beyond our products, but are very much relying on our products. So we think the two companies coming together won’t just be a bigger company, but it’ll be a catalyst to actually transform healthcare, and this is the thing that’s the most exciting about this deal, this integration and this is why I’m so excited about the role.

So that’s really the strategy for the integration and I’m—we’ll get to Q&A at the end here. Just wanted to give you a snapshot of the integration architecture, the teams we have in place. I’ll start at the top here, we’ve got a Steering Committee, and this is the pre-close period here that is both made of Medtronic executives starting with Omar and Gary and Carol, and then Covidien executives, you’ve got their CEO, Joe Almeida, Bryan Hanson, who runs a big piece of Covidien today, their CFO and their of HR as well; and my team and the Covidien integration team are bringing recommendations to that Steering Committee on a regular basis in terms of our plans and where we want to go with the integration.

And then as I mentioned before, there’s myself and Bill Burke, we’ve got—at Covidien, we’ve got a team that we’re called the Integration Management Office, if you will, that is really architecting the strategy that I laid out on the prior page and then how we execute it and how we prioritize some of these opportunities and then make these recommendations up to that Steering Committee.

The bottom part’s the—I think the piece that most are interested in. How are we—what are the teams that we’re deploying to go out and drive this integration? And there’s really four types. The first is the functional teams, which we kicked off a couple of weeks ago, and these teams are really focused on—as I mentioned before, we’re a $27 billion revenue company now, the scale and the breadth of the company is dramatically different the day after close than it was the day—

than either company was the day before. And so, we need to make sure that we have the right infrastructure to support quality, the right infrastructure to support compliance, the right infrastructure to support growth. And how do we do that? And the functions, that’s what they’re really focused on. In addition to that, as we bring these functions together and this infrastructure together, are there opportunities to, as I mentioned in the prior slide, optimize and take out some cost and do this more efficiently? So that’s what the functional teams are charged with.

The regional teams who we’re getting together with next week in Zurich, Switzerland, their main job—there’s 10 of these regional teams for each of—we’ve broken out the different countries and mapped them with the Covidien countries, is really, as Omar said at the beginning here, is to make sure that we don’t disrupt the customer experience, the patient experience, the customer experience and our respective sales organizations as we bring the company together. At each region make sure that we have a very clear go to market strategy and that we do not disrupt our front end and our revenue. In addition to that, they’re going to need to work with the functional teams to set up the infrastructure in each country and it’s a little different in each country how to support the business.

And then finally, we have some specific business or group related teams that are focused on very specific areas. Omar mentioned the peripheral vascular and neurovascular; we’re really counting on them, those are very—we have a lot of focus on both of those areas because we think we can dramatically improve one plus one equals more than two as we pull these businesses together. And so, we have almost integrations within the integration focused on those two, as well as the rest of Covidien, and those two businesses add up to a little less than $2 billion in sales. And then then rest of the $8 billion, exactly how we integrate that with the rest of Medtronic, there’s a team focused on that as well. So, we have some very specific business unit—business teams.

And then finally, the growth acceleration teams. As I mentioned, we have all these ideas coming in, we can’t possibly chase all of them because we’ll be very distracted, but we’ve got a team of people looking at these growth opportunities, working with the leadership across Medtronic PLC to vet these, to size these, to identify the risks and figure out which ones we want to invest in. Because we’re hoping that some of the efficiencies we gain from the scale we can reinvest those cost savings into these growth opportunities. And so that is how—that’s the strategy for the integration, that’s how we’ve set up the team. I’d say we’re well into this planning phase and we’re meeting every day, we have calls and people are getting together face to face every week. Like I said, the next big meeting we have is next week in Zurich where all the region teams are coming together, and I’d say, look, the early—my early read on this is it’s going very well and it’s for a couple for simple reasons. One, people understand the deal, people understand the strategy of the deal and what we’re trying to accomplish, both companies. It’s not—no one is scratching their heads saying I don’t understand why we did this. It makes perfect sense to both companies.

Two, they want this and so do we. Both companies really want to make this happen, and I’ve been doing deals for a long time and that’s not always the case. A lot of times one company was in trouble and needed a deal or something; that’s not case here, both companies are on a roll, both companies have a lot to offer, both companies see the benefits to this deal and want to make it happen. And the third is we’ve both put good people on this. We’ve got good people working on this and very smart, very motivated, and so, look, we’re going to run into problems, and we already have run into a few hiccups, but we get over them fairly quickly because we have this foundation. The deal makes sense, we’ve got good people on it, and both teams really want to make this happen. So when you have that kind of recipe, I feel day to day there’s ups and down, but I feel really good and there will be miscommunications, there’s a lot of stuff happening, but we’ll get through these things and it’s going to be—I’m very excited about where we’re headed.

Finally, the cheat sheet I mentioned. On myMedtronic.com we have a site that’s up and running, it’s called Insite, but it’s a place that you can go for all kinds of integration information, what’s going on. There’s going to be a cadence or there has been and there will continue to be and it will pick up, a cadence of integration messages we push out via email and webcasts and the like and meetings like this, but you can always go to this myMedtronic.com and get on this particular—this Insite and look for all the news and what’s happened in the past, where we’re going, et cetera. So with that, I think it’s back to Omar here.

OMAR ISHRAK: Thank you, thank you Geoff and you know—thanks. You can see what a huge opportunity this is. Two points that Geoff kind of implied, which I also want to clarify. One is that one of the other reasons why the Covidien team is so motivated to do this is that they own 30% of the company, so remember the combined company, they win if the overall company wins. So it’s in their interest to help us with our process, and in fact, the price that we paid was lower than it otherwise would have been because of that. So I think they’re gaining from this as well, which is all good, which will help us through this. The other one, which we kind of talked about, but I’m really excited about as well, is that we’ve talked about the combined companies and the different sources of revenue.

And, let me put it to you very simply, today we have $17 billion and our strat plans we’ll grow at around 5%, 4% to 6%. Covidien has—and we’re diversifying it, like we just said; Covidien has a business that’s $10 billion also growing and their strat plan says 4% to 6%, their strat plan says maybe a little higher, but let’s say 5%. You put these two things together and we have overnight $30 billion also growing. And two things happen; first, from a Medtronic only perspective, we just increased our base by 50% and are still growing at the same amount and the second is that Covidien sources of revenue are different from ours so there’s even more diversification. So not only do you get a higher base and you grow the same amount, the range of fluctuation off that growth rate is far less because of the diversity. This is of tremendous value, tremendous value, and if you can make the cost numbers work around it, which I’m sure we can, this gives us an immediate uplift, from a financial perspective and from the investor’s eyes, the value of the company.

Now on top of that, when we start to use our cash that we’ll have available to go and optimize our dividends, to go and go buy new companies, to set ourselves into a different level of growth that’s sustainable, to increase our platform into areas where we’ve now got management bandwidth. Remember, Covidien has all these areas where we don’t have any presence in, and if we wanted to go there incrementally it would take us decades. But instead we suddenly have a billion patient monitoring and respiratory business where overall Covidien has a 15% share. Well, lots of opportunities to go buy U.S. companies in that area and make that whole business a 40% share; that’s all growth. That’s what we mean by transform.

This takes Medtronic to a whole new level, not only immediately, which it does because of the examples I gave you, but for the future. This sets us up to be not just a premier healthcare company, to be a premier company in the world for the long term. So you can see why we’re so excited about this, and a few questions from some shareholders about issues, which I respect, but we cannot let that kind of stuff stand in our way or even the government throwing things at us. We will figure out a way to kind of manage through those, but our collective commitment to making this happen is huge, because the potential benefits are massive.

Now, that’s all financial. What truly excites us is this, and this is like you’ve got these color-coded areas which says that the white areas are places where Medtronic was present on its own. All the sort of greenish areas are the places where we had Covidien. This is what Medtronic was all about. This is what Earl, when he started off the company, dreamt about, about covering the whole body with devices that will help people extend life or alleviate pain or restore health. This is what it’s truly all about, independent of financial—the financial stuff is great, it’s exciting, and we should be thrilled about it, and it gives us a platform in which we can do many more things, but in the end of the day, this is living out the mission that Earl charted, not only the written mission in 1960, but the spirit with which he started the company in 1947 or whenever.

This takes us to a whole new level, and on that, as I said earlier, we’ve become a $27 billion company, 87,000 employees, and every three seconds we’ll start to go down. That chart on the prior page sort of probably grows 50% in areas that we now start to address and that three seconds, that is a time between a Medtronic device affecting a patient will go down to two and go down to one, and has to be less than that over time. That’s why we’re doing this deal. That’s why we’re here, to extend our mission, to affect more people in more places around the world and in more ways, and I hope you understood the benefits of this excitement that we have, again, not only from the financial perspective but from our ability to extend our mission.

M: I had a question about Covidien. Are we going to maintain the Covidien brand itself with regards to customers or are we planning to just change it all to Medtronic?

OMAR ISHRAK: That’s similar to—we’ll treat that in a similar way that we do other acquisitions where, from a product perspective, and sometimes even a division perspective, we maintain the brand name, because it’s of value to customers, and we have ways to link it with Medtronic so there’s no confusion as to the fact that they’re part of Medtronic. How exactly we do it will depend on the specifics of the product or the transaction and what we think will benefit customers the most and benefit growth the most. So, we’re open about it. The thing that we’re sure about is the company’s name is Medtronic. Beyond on that, on a case-by-case basis would make sense. We’ll keep Covidien or whatever name that they have; I mean, we do this in other areas, and over time, we’ll probably kind of merge it, but to the degree that there’s a valuable brand, I don’t think we should just walk away from it.

M: We’re all very excited about the emerging market strategy, and we saw that the growth is slow in India and much of it has been because of the regulatory processes there in place. Do we have a good sense with the new government, will there be regulatory reform in the near term?

OMAR ISHRAK: Well, first of all, I would say the regulatory thing is less than 50% of the issue. Okay, there’s an issue with our distribution channels where our inventory is not balanced correctly, it’s not streamlined, we don’t have full visibility to do everything, and at some levels there have been some business conduct issues. So, there’s been a major disruption in the way we go to market, and that is being fixed, and it’s being fixed not just by plugging holes but by relooking at our overall strategy, and we’re creating partnerships with providers in specific places where it’s much more direct and scaling that. So, there’s a lot of things churned going on in India.

On top of that, you throw in a government reimbursement cut in coronary to start with, which we have kind of … to tell you the truth. So, that’s—that has some sort of tail effect still, but that’s not the primary reason right now. I mean, that is a reason, but not the primary reason. You know, there may be some in other areas too that we’ve got to look at. I think the new government in general is, from what I know, is more business friendly. I don’t think they have a grasp of the sort of the thing that we’re talking about yet. The sort of administrative departments are still the same people, and we’ve got to work with them to educate them more on the sorts of things we do. We have an opportunity, because the government is more business friendly, to kind of listen to a proposal, and we’ve got to do that responsibly, and so there’s optimism that we can make the regulatory environment more reasonable, but we’ve got work to do, and the only thing I can say about the government is that at least they’re advertised to be more business friendly. We’ve got to make that work, but they haven’t really done anything in terms of healthcare policy yet as far as I know. Other questions? Let’s take one from the—there’s one in, let’s see—As the media monitors the acquisition of Covidien, there have been some misconceptions being reported. How would you encourage employees to respond to those outside the organization to respond and where would you say—where would you say has the most accurate reporting that we, even as employees, can share with those that ask?

I think, first of all, we’ve got official employee communications, one that went out, I think, last week. That’s pretty good, and I read through that over and over again. That kind of clarifies what the issues really are. So, try to go to the broadcast and the communication that we’ve already done. If you are unclear about a specific question that’s not in that, then I would refer up to your communications team whoever your local communications team is, and they’ll get that right answer for you or go to your integration management, the chart that Geoff put on the site. You can ask a question about that, although that’s really for integration, not for media questions, but through your communications team is the right one.

Be educated yourself to the degree that you can understand it. If you look one of—sort of three bullets, if you like. The amount we pay tax in the U.S. and outside the U.S. doesn’t change before or after the close. Ours doesn’t change. Covidien’s doesn’t change. Not meaningfully. It changes a little bit, but not meaningfully. We pay 35% of tax in the U.S. from our income; federal and state and local tax in the US from our income. If you add in all this other stuff, it’s higher, like property taxes and everything else. That’s one statement that you should all be aware of, be confident in saying, and that’s the first place where there’s a misconception where some of the media and some highly reputed people seem to think that suddenly our tax rate will become Irish tax rate. That’s not how it works. You have income here, it’s U.S. tax rates, it’s not Ireland’s tax rates. It’s just how it is, and that’s how it is and that’s how it will be.

Second point; that this is about access to cash from outside the U.S. Covidien’s cash outside the U.S. that we intend to use to deploy in the U.S., that if we don’t do this transaction we cannot do. All right? So, before transaction we pay some amount of tax. After transaction we pay the same tax. Before transaction we cannot deploy this cash in the U.S., Medtronic cannot deploy this cash in the U.S. After transaction we can, and we intend to deploy it in the U.S. med tech industry and in R&D and in technology investments, and we’ve put out a number, which is $10 million, $10 billion over what we would otherwise do in the next ten years.

The third thing is pretty straightforward. If you follow the logic of the first two statements, this can only be good for the U.S. economy. You tell me how it’s bad. Under the present law—now if the government goes or legislatures go and change the law and make it territorial tax, that’s a different game, and we wouldn’t structure it this way, but they haven’t been able to change the law in the last 20 year. So, I’m not going to sit here and wait for them to change the law in the next year while we see an opportunity like this go away and then the opportunity for us to transform the company. So, yeah—they’ve got to worry about that. It’s not my job to write laws. It’s my job to follow the law, and we follow the law and we do our best to invest in the U.S., invest in the U.S. economy, and if people go around kind of distorting the story, we’ve got to fix that, and I really don’t care, and you shouldn’t care, and you shouldn’t for one minute feel apologetic or bad or anything like this. You heard the story. There’s nothing—I can go through and as long as anyone wants and as much detail as anyone wants, there’s nothing in here that’s spin or made up or anything. This about people, about making our ability to transform healthcare, to transform ourselves financially.

There’s nothing in here that’s kind of half the truth or anything like that, and so none of you should ever feel apologetic about this and you should go out there and say those three things. The taxes are the same. We get cash that’s accessible. We’ll invest it in the U.S., and if you look at these two things, how can this possibly be bad for the U.S.? It can only be good for the U.S. economy. Just get that point out to whoever is asking. If it gets any more complicated than that, refer them to the communications people, look at the documents, and you can explain it. There are fine tuning along the margins. There’s this interest rate deduction that lowers our tax rate by one or two percentage points, and these things are not huge numbers. It varies like that from year over year. That’s not the big thing here. The big thing is access to cash and the fact that in general, our tax rates remain the same.

GEOFF MARTHA: Just two things. There’s this—there’s two sites. There’s the internal site, the insight portal that I mentioned on myMedtronic.com, and then there’s externally http://www.globalmedtechleader.com – is where we’ve been putting in information for quite some time now, and so those two sites are really good sources of information.

OMAR ISHRAK: Good. Thanks Geoff. Anything else from the audience? Here’s one. After the Covidien acquisition which stock exchange will be home for the Medtronic’s stock?

The same one. That doesn’t change. Wall Street and all of those things, none of that stuff changes. We don’t go to some kind of Irish exchange or anything like that. It’s still the New York Exchange.

Is there an advantage to exercising stock options before the acquisition is finalized? I don’t think so. I would stay away from that if you could avoid it. Or advantage to waiting until after? I’d wait if I were you, but ask your tax planner, ask your financial planner, ask yourselves, but that’s what I would do.

The FAQ states that the unexercised stock option and RSUs are not impacted by the transaction. Could you explain how stock options are handled? Will they be transitioned into MDT PLC with their current award price, what, if anything, will be different?

The first portion I can say that is true. Unexercised stock options and RSUs that are not—that you don’t have yet, that haven’t been transferred to you yet are not affected by this. The second question, I’m going to ask Gary to answer because—or someone else. Will there be transition into Medtronic PLC with their current award price – all that stuff? If you can just—

GARY ELLIS: Right, yeah. All that will happen after—as all the transaction your options will be exactly that. If they were originally in Medtronic Inc., now they’re in Medtronic PLC for all the same terms, stock price, etc. or ... price. So, everything’s the same. It just goes from Medtronic Inc. to Medtronic PLC.

OMAR ISHRAK: Any other questions from the room? Yeah, there’s one right here.

W: Hi, Omar. At the time of the transaction that was communicated about the availability of tax services or counsel or—I just was curious as to an update on where we’re at with that information or what’s available?

OMAR ISHRAK: Do you guys want to answer that? Ken? Get a mic.

W: Maybe just go to the podium?

OMAR ISHRAK: Just use this.

KEN FAIRCHILD: Okay, we’ve actually had a number of questions that I’ve seen on this. So, we’re going to be publishing an announcement next week that will provide information about the services and there will be several facets to that. So, there will be seminars that we’ll offer. There will be webinars that we’ll do that people can call into where we’ll have tax experts on the line that can answer questions and provide information, and then we’ll make available to people one-on-one services where they can call and talk to somebody, set up appointments, provide information and get some tax planning advice. So, we’ll have all of that up and running very quickly.

(END)

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.